UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Newtek Business Services, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

652526104

(CUSIP number)

February 26, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 652526104
1.	Name of reporting persons I.R.S. identification nos. of above persons (entities only). Jeffrey G. Rubin 113504638
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 4,291,505
	6.	Shared voting power 214,525[1]
	7.	Sole dispositive power 4,291,505
	8.	Shared dispositive power 214,525[1]
9.	Aggregate amount beneficially owned by each reporting person 4,506,030[2]
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 12.5%
12.	Type of reporting person IN

[1]	Represents shares held directly by a family foundation, one trustee of which is Jeffrey G. Rubin. Mr. Rubin disclaims beneficial ownership interest of all of the shares held by the foundation.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

[2]	Includes the 214,525 shares held by a family foundation, as to which Jeffrey G. Rubin disclaims beneficial ownership of.

February 26, 2010
(Date)

/s/ Jeffrey G. Rubin
(Signature)

Jeffrey G. Rubin
Name and Title

3